SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 19, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1. This 6-K contains information regarding the results of Banco Macro S.A.’s outstanding exchange offers. This 6-K is incorporated by reference into the three registration statements filed with the Securities and Exchange Commission on Form F-4 (File No. 333-144875; File No. 333-145233 and File No. 333-145240).

This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Press Release

BANCO MACRO S.A. Announces Results of Exchange Offers

Wednesday, September 19, 2007, Buenos Aires, Argentina—Banco Macro S.A. announced today the results of its offers to exchange on the terms and subject to the conditions described in each of the prospectuses related to the exchange offers dated August 17, 2007. The Company confirmed that, as previously announced, the offers to exchange expired on Tuesday, September 18, 2007.

The Company has accepted tenders equal to approximately US$149,080,000 of its 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036, representing approximately 99.387% of its outstanding bonds. The Company has accepted tenders equal to approximately US$149,200,000 of its 8.50% Notes Due 2017, representing 99.467% of its outstanding notes. The Company has accepted tenders equal to approximately US$99,795,000 of its 10.750% Peso-Linked Notes Due 2012, representing 99.795% of the outstanding notes. Information regarding each note is contained below.

2036 Bonds	Maturity	ISIN	CUSIP	Common Code
Unregistered 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036	12-18-2036	US05963GAA67 USP1047VAB38	05963GAA6 P1047VAB3	027970486 027847510
For
Registered 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036	12-18-2036	US05963GAB41	05963GAB4	031805350

2017 Notes	Maturity	ISIN	CUSIP	Common Code
Unregistered 8.50% Notes Due 2017	2-1-2017	US05963GAC24 USP1047VAC11	05963GAC2 P1047VAC1	028507160 028493258
For
Registered 8.50% Notes Due 2017	2-1-2017	US05963GAF54	05963GAF5	031804906

2012 Notes	Maturity	ISIN	Common Code
Unregistered 10.750% Argentine Peso-Linked Notes Due 2012	6-7-2012	XS0304993792 XS0304992802	030499379 030499280
For
Registered 10.750% Argentine Peso-Linked Notes Due 2012	6-7-2012	XS0317333168	031733316

The Company expects to settle the exchange offers as soon as practicable hereafter.

This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

You may request copies of the related prospectuses from:

HSBC BANK USA, NATIONAL ASSOCIATION

Information (800) 662-9844

By Registered or Certified Mail:	Regular Mail & Overnight Courier:	In Person by Hand Only:

HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place—14th Floor Brooklyn, New York 11217-1409 Attn : Client Services	HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place—14th Floor Brooklyn, New York 11217-1409 Attn: Client Services	HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place—14th Floor Brooklyn, New York 11217-1409 Attn: Client Services
By Facsimile Transmission:
(718) 488-4488

Contact in Buenos Aires:
Jorge Scarinci, Investor Relations and Finance Manager
Email: investorelations@macro.com.ar
Tel: (5411) 5222-6730

This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 19, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini .
Name: Title:	Luis Cerolini Attorney-in-fact

This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.